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                                                                   Exhibit 99.11

       Section 304-C:9 of the New Hampshire Limited Liability Company Act

304-C:9 Indemnification.

 I. Except as provided in paragraph II and subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify any member or manager or other person made a party to a proceeding or threatened to be made a named defendant or respondent in a proceeding because such member, manager, or other person acted on behalf of the limited liability company, against liability for a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding, if:

 (a) The member, manager or person conducted himself in good faith; and

 (b) The member, manager, or person reasonably believed his conduct was not opposed to the best interest of the limited liability company.

 II. A limited liability company may not indemnify a member, manager, or other person under this section:

 (a) In connection with a proceeding by or in the right of the limited liability company in which such person was judged liable to the limited liability company; or

 (b) In connection with any other proceeding charging improper personal benefit to such person, whether or not involving action on behalf of the limited liability company, in which such person was adjudged liable on the basis that personal benefit was improperly received by him.